EXHIBIT 2
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Third Party Exercises Warrants for Purchase of 4.96% of Shares In Elbit
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Medical's InSightec Subsidiary
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Wednesday April 2, 11:25 am ET

TEL AVIV, Israel, April 2 /PRNewswire-FirstCall/ -- Elbit Medical Imaging Ltd. (Nasdaq: EMITF - News; "EMI") announced today that on April 1, 2003, an unrelated third party exercised certain warrants for the acquisition of 4.96% of the shares of its indirect subsidiary company InSightec - Image Guided Treatment Ltd., ("InSightec") on a fully diluted basis, in consideration for the cash payment of $2,975,000.

Following the exercise of these warrants, EMI will hold, indirectly through its wholly owned subsidiary Elbit Ultrasound (Netherlands) BV, 53.78% of InSightec's Shares (on a fully diluted basis).

As a result of this transaction, EMI will record a profit of $0.9 million (approximately NIS 4.0 million) in the second quarter of 2003.

About Elbit Medical Imaging
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EMI is a subsidiary of Europe Israel (M.M.S.) Ltd. and focuses on four main fields of operations: Commercial and Entertainment Malls through its subsidiary Plaza Centers; the Hotel segment through its subsidiary Elscint Ltd.; image guided treatment through InSightec; and venture capital investments in the biotechnology and communication business.

Any forward looking statements with respect to EMI's business, financial condition and results of operations included in this release are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in such forward looking statements, including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development and the effect of EMI's accounting policies, as well as certain other risk factors which are detailed from time to time in EMI's filings with the Securities and Exchange Commission.